Exhibit 12.1
Allegheny Technologies Incorporated
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)
(Unaudited)

	Nine Months Ended
	September 30, 2015
Loss from continuing operations before income tax benefit and cumulative effect of change in accounting principle	$(118.9)
Income recognized on less than fifty percent owned persons	(0.4)
Noncontrolling interest in the income of subsidiary with fixed charges	(8.4)
	$(127.7)
Fixed Charges:
Interest expense	$80.9
Portion of rents deemed to be interest	5.7
Capitalized interest	1.6
Amortization of debt expense	1.2
Fixed charges excluding capitalized interest	89.4
Earnings adjustments:
Capitalized interest	(1.6)
Earnings, as adjusted	$(39.9)
Ratio of earnings to fixed charges	—	(1)

(1) For the nine months ended September 30, 2015, fixed charges exceeded earnings by $129.3 million.